Exhibit 99.168

Degrassi Graduates to Netflix - The Next Class Coming in 2016

HALIFAX, June 9, 2015 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, today announced Degrassi: Next Class, a new series in the critically acclaimed Degrassi franchise, will premiere on Netflix in early 2016. The deal will see Netflix become the worldwide home for Degrassi: Next Class, excluding Canada, Australia and France, where the series will appear on Netflix at later dates. The series will be shot at DHX Media's studio in Toronto, Canada.

Keeping true to the spirit of the Degrassi franchise, which generations have known and loved since 1980, Degrassi: Next Class is a pull-no-punches dramatic series that tackles the real-life issues of high school students. Telling the stories of "Generation Z," the series focuses on a group of teens as they begin their journey into adulthood. Pushing their own limits and testing the bonds of family and friends, the students each find their own way to deal with a range of issues: from homophobia, racism, substance abuse and violence to burgeoning sexuality, body issues, heartbreak and the complications of dating in the social media age. The series strives to entertain its post-millennial audience while always reinforcing its core principle: You are not alone.

About DHX Media Ltd.

DHX Media Ltd. ( www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX including the broadcast of the series in the US and other territories. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media relations: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 07:00e 09-JUN-15